February 25, 2026

Kim McManus

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAI”) contained in Post-Effective Amendment No. 277 to the Registration Statement of Russell Investment Company (filed on December 10, 2025)

Dear Ms. McManus:

This letter responds to comments you provided to me in a telephonic discussion on February 20, 2026, regarding Post-Effective Amendment No. 277 to the Russell Investment Company (“RIC” or the “Registrant”) Registration Statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on December 10, 2025 (the “RIC Filing”). Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and SAI unless otherwise indicated.

1.	Comment:	In the “Proxy Voting Policies and Procedures” section of the SAI, please disclose, where appropriate, how the Sustainable Aware Equity Fund will approach ESG proxy voting issues. Alternatively, please explain in correspondence why the Registrant believes such disclosure is not required. See, e.g., “Disclosure of Proxy Voting Policies and Proxy Voting Records by Registered Management Investment Companies,” SEC Rel. No. IC-25922 (Apr. 14, 2003).

Response:

Registrant confirms that the Proxy Voting Policies and Procedures (the “P&P”) and Engagement Policy, collectively referred to as the “Guidelines” in the Registration Statement, will be included in a new Appendix B to the SAI for the 485(b) filing. The Registrant has revised the last paragraph of the above-referenced section of the SAI as follows:

Information on how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available, without charge, upon request by contacting the Funds at 1-800-787-7354, at https://connect.rightprospectus.com/russellinvestments and on the SEC’s website at http://www.sec.gov. Please refer to Appendix B at the end of this SAI for the Guidelines effective March 1, 2026. Current ~~The~~ Guidelines are available, without charge, at https://russellinvestments.com.”

The Guidelines are contained in Appendix I hereto and reference is made to Section I of the P&P which specifically discusses proxy voting in relation to environmental and social issues.

Sincerely,

/s/ Jennifer O’Brien

cc:

Mary Beth Albaneze

Jessica Gates

John V. O’Hanlon

Stephanie Capistron

Appendix I – Guidelines

Russell Investments

PROXY VOTING POLICIES AND GUIDELINES

2026

Invest without boundaries™

PROXY VOTING POLICIES AND GUIDELINES 2026

As adopted by:

Russell Investments Capital, LLC

Russell Investments Funds Management, LLC

Russell Investments Implementation Services, LLC

Russell Investment Management, LLC

Russell Investments Trust Company

Russell Investments Canada Limited

Russell Investments Korea Limited

Russell Investment Management Ltd

Russell Investment Group Limited

Russell Investments France SAS

Russell Investments Ireland Limited

Russell Investments Limited

Russell Investments Group Japan Co., Ltd.

(the foregoing collectively referred to herein as “Russell Investments”)

CONFIDENTIAL

Copyright © 2026 Russell Investments Group, LLC. All rights reserved. This material is proprietary and may not be reproduced, transferred, or distributed in any form without prior written permission from Russell Investments. It is delivered on an “as is” basis without warranty.

PROXY VOTING POLICIES AND GUIDELINES / 2

Proxy administration procedures

For over 30 years, Russell Investments has executed a robust, global proxy voting programme that is a foundation of our stewardship efforts. Our documented Proxy Voting Policies and Procedures, along with custom Proxy Voting Guidelines, form the basis of this program. These guidelines, crafted based on industry best practices and regulations, dictate our approach to voting on specific topics. Carefully drafted to uphold our clients’ best interests, our guidelines undergo annual review and updates to align with shareholders’ interests.

While the Proxy Voting Policy and Guidelines comprehensively address most proxy issues with detailed specificity, the Active Ownership Committee (the Committee) acknowledges that certain matters necessitate deeper scrutiny and a non-prescriptive approach. In such cases, the guidelines refer the votes to the Committee for review, as explained in the below.

As part of our process, an external service provider, Glass Lewis, acts as our proxy administrator and is responsible for aggregating proxy ballots received directly from Russell Investments’ custodians and applying our custom guidelines when executing proxy votes. Our internal proxy coordinator monitors voting activity through Glass Lewis’ online platform. Proposals requiring case-by-case review are directed to internal analysts. These analysts conduct individual research and collaborate with the proxy coordinator to provide recommendations to the Committee.

To ensure alignment with our guidelines, the Committee oversees an annual internal audit process, verifying the accuracy of vote execution by Glass Lewis.

1.

Any Proxy Administrator retained by Russell Investments shall vote all proxies as instructed in the guidelines attached hereto. The Proxy Administrator is currently Glass Lewis & Co (“Glass Lewis”). In the event (a) a voting matter is to be determined on a case-by-case basis or (b) the Proxy Administrator raises a question regarding a particular matter, the Proxy Administrator shall request direction from Russell Investments’ Active Ownership Committee. The Active Ownership Committee may instruct the Proxy Administrator “not to vote” on any proposal.

2.	The Proxy Administrator shall maintain a system allowing Russell Investments access to all solicitations for vote received by the Proxy Administrator.

3.	The Proxy Administrator shall vote each proxy pursuant to the guidelines, unless directed otherwise by Russell Investments’ Active Ownership Committee.

4.

The Proxy Administrator shall maintain a record of all votes received, all votes cast and any other relevant information pursuant to the Proxy Administrator’s normal policies and as directed by Russell Investments.

5.

The Proxy Administrator will use the attached guidelines until such guidelines are superseded by subsequent guidelines. The guidelines may be changed at any time in Russell Investments’ sole discretion.

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Contents

PROXY VOTING POLICIES AND GUIDELINES		1

A.	General considerations	5

B.	Audit and reporting	5

C.	Board	6

D.	Capital	10

E.	Corporate transactions	11

F.	Shareholder rights and governing documents	12

G.	Remuneration	14

H.	Mutual fund proxies	17

I.	Environmental and Social Issues	18

J.	Appendix	21

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A. General considerations

Proxy voting is a fundamental tool that allows shareholders to express support or concern regarding aspects of corporate governance, operations, or disclosures. As stewards of our clients’ capital, we have an obligation to vote responsibly and hold companies accountable on their behalf. These guidelines describe our approach to corporate governance, environmental and social topics, when exercising our voting rights on behalf of our clients.

We apply these guidelines globally, and across all asset classes as required. However, they are designed to accommodate the nuances of specific market requirements, expectations, and local regulations, rather than providing discretion. This ensures that we remain compliant while considering the diverse nature of our capabilities.

While we strive to vote on all our clients’ holdings in all markets, there are instances where this may not be possible due to a practice known as share blocking, which could prevent us from trading for a certain period if we were to vote these shares.

Companies should act transparently and disclose information to shareholders to the fullest extent possible. Therefore, we expect companies to disclose any relevant materials ahead of a General Meeting, providing sufficient time for shareholders to review, analyse and engage upon the information disclosed. In certain instances, when we consider the level of information is inadequate to apply these guidelines, we may choose to vote against a particular proposal.

B. Audit and reporting

1. Transparency and reporting

The strength of financial controls and the integrity of financial statements form the cornerstone for the healthy operation of the companies we invest in. The board should release a report from an external auditor, offering an impartial and objective assessment of whether the company’s accounts accurately represent its financial position and future prospects.

As a general practice, we tend to support proposals seeking to acknowledge Reports and Accounts signed off as complete by a qualified auditor ahead of the Annual General Meeting (“AGM”). In the event of a qualified opinion, we expect the company to provide a full, comprehensive explanation. In markets where it’s mandatory for companies to present non-financial information statements/reports, we will typically endorse their approval. Yet, we reserve the right to vote against management if the independent assurance service provider raises substantial concerns about the information provided, or if the disclosed information is not sufficient for shareholders to make informed voting decisions.

2. External auditor

The independence of the external auditor holds significant importance for ensuring the integrity of financial assessments. Excessive non-audit fees could potentially compromise an auditor’s independence, impacting the quality of their audit work. Consequently, it is our expectation that companies provide a transparent breakdown of both audit and non-audit services. In cases where the total non-audit fees surpass the fees paid for audit-related services, we might consider voting against re-electing the external auditor.

Companies ought to furnish comprehensive disclosures regarding resolutions for electing or ratifying an external auditor. Specifically, we look for explanations regarding any changes in the external auditor and details about the competitive tender process used to select a new external auditor.

Should it be determined that the effectiveness of the auditor has been compromised, we might opt not to support their re-appointment. Furthermore, we might oppose the re-appointment of an audit company if its lengthy tenure could potentially challenge its independence.

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C. Board

1. Size

The board of directors is the focal point of corporate governance. Directors represent the shareholders, and they are charged with safeguarding investors’ interests. Directors should provide corporate leadership but refrain from interfering in day-to-day company operations which are properly the province of the CEO and other senior executive officers. Holding executives accountable for their actions is a critical responsibility of the board.

Ensuring that a company’s board is suitable for the size and nature of the business is paramount. It is crucial that the size of the board does not compromise the dynamics of the board and an efficient decision-making process.

2. Board effectiveness

The effectiveness of the board relies heavily on how it is structured and composed. We support strong boards that demonstrate a commitment to creating shareholder value. While director candidates and other board-related issues must be evaluated on a case-by-case basis considering the company’s performance and total governance structure, we prefer to see mechanisms that promote:

•	Independence: A board free from management influence is better equipped to oversee strategy and assess performance and executive compensation objectively.

•

Accountability: Directors must be accountable to shareholders. Policies that promote accountability would include annual elections and shareholders’ ability to fill vacancies or to remove directors without cause.

•	Responsiveness: Directors should be responsive to shareholders, particularly in regard to shareholder proposals that receive a majority vote and tender offers where a majority of shares are tendered.

•	Competence: Companies should seek directors whose skills and expertise add value to the board.

In contested elections, where shareholders nominate alternate directors in opposition to management’s choices, we consider various factors:

•	Long-term financial performance of the target company relative to its industry;

•	Management’s track record;

•	Background to the proxy contest;

•	Qualifications of director nominees (both slates);

•	Evaluation of what each side is offering shareholders as well as the likelihood that the proposed objectives and goals can be met; and

•	Stock ownership positions of the proponents.

We prefer directors to be elected to the board on an annual basis and be accountable to shareholders by approval of a majority of shares voted in favour on each resolution.

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3. Leadership

In advocating for effective corporate governance, there is a recognition of the importance of separating the roles of the Chair and Chief Executive Officer (CEO) within a company. This separation, particularly in controlled companies where either the chair or CEO holds substantial shares, ensures a clearer division of responsibilities at the highest level.

When the chair and CEO roles are consolidated, there is an expectation for companies to provide comprehensive explanations regarding why this combination serves the best interests of the company. Regular reviews of this structure are also encouraged.

There is a distinct preference for an independent non-executive Chair of the Board, and it is recommended that companies appoint a Lead Independent Director, even in cases where the chair is already independent.

When assessing proposals that would require the positions of chairman and CEO to be held by different persons, we will consider:

•	Whether a designated lead director has been elected by and from the independent board members with clearly delineated duties. At a minimum these include:

•	Presides at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors;

•	Serves as liaison between the chairman and the independent directors;

•	Approves information sent to the board;

•	Approves meeting agendas for the board;

•	Approves meeting schedules to assure that there is sufficient time for discussion of all agenda items;

•	Has the authority to call meetings of the independent directors; and

•	If requested by major shareholders, assurance that they are available for consultation and direct communication

•	Level of independence of the board and the key committees.

•

Whether the company publicly discloses a sufficient explanation of why it chooses not to give the position of chairman to the independent lead director, and instead to combine the chairman and CEO positions.

•	Established governance guidelines.

While it may be appropriate in certain cases for CEOs to simultaneously serve as chair of the board, we may decide to vote against the chair of the governance or nominations committee if the company lacks both an independent chair and an independent lead director.

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4. Independence

In evaluating board composition, the emphasis lies on fostering an optimal blend of directors with appropriate, relevant and diverse industry backgrounds. Additionally, the inclusion of a substantial number of independent directors within boards is deemed essential.

For non-controlled companies, a target independence level of at least 50 percent is typically sought, while controlled companies are encouraged to have at least one third of their board constituted by independent directors.

A director might be considered non-independent if:

•	They have been an employee of the company or group within the past five years.

•

Have, or had within the past three years, a material business relationship with the company either directly, or as a partner, shareholder, director or senior employee of a body that has such a relationship with the company.

•	They have received or receive additional remuneration from the company, apart from a director’s fee, such as the company’s share option, performance-related pay or pension scheme.

•	They have close family ties with any of the company’s advisers, directors, or senior employees.

•	They hold cross-directorships or have significant links with other directors through involvement in other companies or bodies.

•	They have served on the board for more than 12 years from the date of first election.

•	They represent a significant shareholder.

While the aforementioned criteria provide a general framework, more rigorous criteria and benchmarks may be applied to align with local governance standards.

5. Diversity

A diverse and inclusive board is pivotal for effective decision-making, aligning with the company’s long-term strategy, purpose, and the interests of its stakeholders. This includes individuals from different genders, age ranges, ethnicities, nationalities, social and economic origins, professional skills, and personal attributes. Proposals aimed at enhancing board diversity typically receive our support as they contribute toward fostering a more inclusive decision-making environment.

6. Overboarding

The issue of over-commitment raises concerns about the potential compromise in the quality of board and director executive responsibilities, according to our assessment. We advocate for directors to have the necessary time to effectively fulfill their duties to shareholders.

As a general approach, we tend to oppose the election of a director who:

•	Serves as an executive officer of any public company while serving on more than one public company boards; or

•	Serves on more than four public company boards.

We generally count board chair positions as two board seats given the increased time commitment associated with these roles.

When evaluating whether a director’s service on an excessive number of boards might limit their ability to dedicate sufficient time to board duties, we may consider additional factors. These include attendance levels, the size and locations of other companies where the director serves on the board, the nature of their roles (including committee memberships) at these companies, and whether they hold executive or non-executive positions at large, privately-held companies. Furthermore, because we believe that executives will generally prioritise attention to executive duties, we may choose not to vote against overcommitted directors at the companies where they serve in an executive function.

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7. Board Committees

Encouraging robust governance practices, it is advisable for all boards to establish three vital Board Committees: an Audit Committee, a Nomination Committee, and a Remunerations Committee. The key committees should be comprised of non-executive directors and whilst we expect the Audit and Remuneration Committee to be fully independent, the expectation for the Nomination Committee is to be at least 50% independent. Furthermore, we also expect at least one member of the Audit Committee to have audit, accounting, or appropriate financial expertise.

Transparency is crucial, and we advocate for boards to publicly disclose the primary roles and responsibilities of each committee to enhance accountability and clarity in their functioning.

8. Attendance

Ensuring accountability among directors is crucial to uphold their responsibilities to shareholders. Director attendance at board meetings is vital to ensure their contributions to board decisions and to guarantee that fiduciary duties to investors are fulfilled.

For transparency and accountability purposes, we encourage companies to facilitate investor assessment of directors’ attendance at both board and committee meetings by disclosing attendance records.

As a guiding principle, we may opt not to support directors who have attended fewer than 75% of the board and committee meetings held. This threshold is considered important in maintaining a robust level of commitment to board responsibilities and fostering effective governance.

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D. Capital

1. Allocation

Companies are encouraged to promote transparency by publicly disclosing their dividend policy. In principle, we tend to support management proposals to approve dividends unless we have concerns regarding the overall level set for payment, or the balance between return for shareholders and future capital investment.

2. Issuance

The responsibility for determining a company’s capital structure primarily rests with the board. When a company proposes to allocate net profits or losses to reserves, to transfer reserves between accounts, the capitalisation of reserves, profits, or issue premiums we will generally support management unless there is evidence of misconduct.

Regarding share issuance, our stance emphasises the need for shareholder approval. We typically support only reasonable share issuance authorities, evaluating their potential impact on long-term shareholder value and the dilutive effect of the issuance. Our general guideline caps the issuance without pre-emptive rights at a maximum of 20% of the share capital, though this may vary depending on market practices and regulatory requirements.

When assessing proposals related to issuing common and/or preferred shares as part of a debt-restructuring plan, several considerations come into play. These include evaluating potential dilution effects on existing shareholders’ ownership interests and future earnings, determining if the transaction might lead to a change in control, and discerning whether the debt restructuring primarily stems from the threat of bankruptcy, potentially impacting shareholder value significantly.

When evaluating a debt issuance request, the issuing company’s present financial situation is examined. The main factor for analysis is the company’s current debt-to-equity ratio, or gearing level. A gearing level up to 100 percent is generally deemed acceptable, as exceeding this threshold might prompt markets and financial analysts to potentially downgrade the company’s bond rating, thereby increasing its investment risk.

3. Share repurchase

Typically, we tend to support company proposals for implementing share buyback schemes, except in cases where the limit is not in line with market practice. It is our view that buybacks executed at a considerable premium to the market price might not serve the best interests of shareholders.

When the company specifies its intention to use the authorisation during a takeover bid, we believe that the share buyback becomes an anti-takeover measure, and we may choose to vote against the proposal.

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E. Corporate transactions

1. Significant changes

Companies undergoing significant structural changes are generally expected to seek approval from shareholders. Similarly, adequate information provision by companies is crucial for investors to make informed voting decisions. We evaluate corporate transactions within the context of their specific and unique circumstances. We may oppose transactions that deviate from shareholders’ interests or when disclosure falls below expected market standards. Regarding mergers up for voting, several key considerations are taken into account:

•	Understanding the context leading to the proxy contest.

•	Evaluating arguments presented for and against the proposed merger.

•	Assessing anticipated financial and operational benefits.

•	Analysing the offer price in terms of cost versus premium.

•	Reviewing the prospects of the combined entities post-merger.

•	Evaluating the negotiation process for the deal.

•	Scrutinising changes in corporate governance and their potential impact on shareholder rights.

•	Considering the long-term economic outlook of the combined companies.

•	Incorporating insights from our subadvisors in the decision-making process.

2. Related-party transactions

The board should implement a related party transactions policy and have a robust process for approving, reviewing and monitoring any potential conflicts of interest.

Shareholders ought to possess the right to approve significant related-party transactions. This approval ideally relies on the majority vote of disinterested shareholders, ensuring a fair and unbiased decision-making process. Generally, we will support any transaction which falls within the company’s regular course of business, so long as the terms of the transaction have been verified to be fair and reasonable by an independent auditor or independent board committee, in accordance with prevailing market practice. This approach aims to ensure transparency and fairness in dealings, fostering confidence among stakeholders in the company’s operations.

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F. Shareholder rights and governing documents

1. Governance polices

Requests to amend a company’s articles of association are usually motivated by changes in the company’s legal and regulatory environment, although evolution of general business practice can also prompt amendments to articles. Such proposals are especially common whenever stock exchange listing rules are revised, new legislation is passed, or a court case exposes the need to close loopholes.

Amendments to articles range from minor spelling changes to the adoption of an entirely new set of articles. While the majority of such requests are of a technical and administrative nature, minor changes in wording can have a significant impact on corporate governance.

When scrutinising new or revised articles, the focus is on assessing the potential impact on shareholder value. Each modification is evaluated to determine whether it improves or diminishes the existing provisions. Moreover, the analysis delves into whether the failure to pass a resolution would lead to an immediate loss of shareholder value.

In essence, we tend to support amendments to articles of association if they are legally necessary, if management provides adequate reasoning, if the impact on shareholder value is neutral or favourable, and if shareholder rights remain safeguarded. In the case of bundled proxy proposals that are conditioned upon each other, we will vote in favour of the bundle if we would support each proposal individually. Conversely, we will vote against the bundle if we would oppose any one of the proposals individually.

2. General meetings

The board should ensure that the meeting agenda is made available on the company’s website prior to the meeting taking place, allowing shareholders a reasonable period of time to review the materials provided. The agenda should be clear and include the date, format and location of the meeting. Additionally, it should contain comprehensive information about the matters that will be deliberated upon during the meeting.

It’s essential that the agenda is properly structured and itemised. Russell Investments encourages companies to present resolutions separately rather than combining multiple items under a single resolution. This approach ensures clarity and allows for a more focused and detailed discussion of individual agenda items.

3. Minority rights

Russell Investments supports the “one-share, one-vote” principle, and as a result we do not endorse the implementation of multiple-class capital structures or the issuance of shares with differing voting rights.

We consider the ability to call a special meeting or to put resolutions to a shareholder meeting agenda to be a fundamental shareholder right. We encourage companies to establish thresholds for shareholder resolutions that strike a balance: high enough to prevent misuse but low enough to enable smaller shareholders to address pertinent issues during shareholder meetings.

Moreover, we advocate for shareholders’ ability to nominate candidates for the Board of Directors. We generally support shareholder proposals seeking the right to place nominees on the management proxy only if a proposal limits access to those shareholders (and shareholder groups) who have collectively held at least 3% of the voting power of a company’s securities continuously for at least three years.

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4. Takeover defense

Russell Investments maintains a cautious stance regarding anti-takeover measures. In cases where the renewal of an existing poison pill is proposed, we conduct a thorough assessment based on individual circumstances. This evaluation considers the rationale presented by the company proposing the measure and the potential impact on current shareholders in the event of its implementation. Our assessment involves examining specific attributes, such as:

•	Flip-in or flip-over provisions of 20% or higher.

•	Inclusion of a sunset provision lasting two to three years.

•	Absence of dead-hand or no-hand features.

•

Incorporation of a shareholder redemption feature. If the board declines to redeem the pill within 90 days after an offer is announced, ten percent of the shares may call a special meeting or seek written consent to vote on rescinding the pill.

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G. Remuneration

1. General principles

Russell Investments supports annual votes on executive remuneration as it provides shareholders with a regular channel to communicate their views and concerns regarding the company’s executive compensation practices.

We expect companies to disclose the compensation paid to directors on an individual basis and with a level of detail which will permit shareholders to conduct a fair assessment of company practices.

2. Executive compensation policy and report

Effective alignment of interests among executive directors, the workforce, and shareholders with a company’s strategy and performance is an essential consideration in assessing remuneration packages. Our analysis typically focuses on several key points:

•

Companies are encouraged to implement well-structured remuneration packages that foster the creation and sustainability of long-term value. Such packages should align with the company’s strategic priorities and values.

•

While we support companies incorporating material ESG risks and opportunities into their long-term strategic planning, we emphasise that the inclusion of ESG metrics in compensation programs should be based on each company’s unique circumstances. We advocate for companies providing shareholders with clear disclosures outlining the rationale for selecting specific ESG metrics, the target-setting process, and corresponding payout opportunities. Although we generally encourage companies to set long-term targets for their environmental and social ambitions, we acknowledge that not all compensation schemes may be suitable for incorporating ESG metrics. The board holds responsibility for ensuring that executive compensation levels are reasonable in relation to the company’s size, scope, and achieved performance. Generally, compensation should target the median of peer groups and align with predetermined performance targets. Moreover, executive compensation should consider the broader workforce’s pay levels.

•	Companies are expected to establish appropriate levels of fixed pay. Changes in the lead executive’s salary exceeding 10% require suitable justifications to gain our support.

•	We endorse the adoption of clawback/malus policies and encourage companies to require management to hold a substantial shareholding in the company to better align their interests with shareholders’.

•	Severance payments to executive officers should be set at reasonable levels. Our approach to severance payments is further discussed in the termination section below.

3. Benefits and pension

Post-employment and other benefits include pensions, healthcare and other benefits that may be provided during and after employment. If companies opt for these types of remuneration, it is crucial to integrate these structures thoughtfully into the broader philosophy and framework of the overall compensation plan. Russell Investments generally expects pension provisions for executive directors, both those newly appointed and incumbent executives, to be in line with those available to the majority of the wider workforce.

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4. Long term incentive plans

We encourage companies to provide comprehensive disclosure regarding their Long-Term Incentive Plans (LTIPs), emphasising the necessity for full details on the upcoming year’s performance conditions.

Regarding long-term incentives, several aspects are considered favourable:

•	A minimum performance duration of three (3) years is preferred, with encouragement for post-vesting retention periods.

•

The use of multiple performance metrics is supported as it offers a more comprehensive assessment of a company’s performance and reduces the potential for manipulation compared to relying on a single metric.

•	Incorporation of at least one relative performance metric that compares the company’s performance to relevant peers or indices is recommended.

•	Vesting based on relative performance metrics should not occur for performance below the median.

•	Vesting scales should be designed to incentivise higher levels of performance.

•	Re-testing is not allowed.

•	Implementing stretch targets that motivate executives to strive for exceptional performance is encouraged.

•	Individual limits should be expressed as a percentage of base salary.

•	Dilution levels should align with local market practices.

5. One-off payments

We take careful consideration to identify egregious compensation practices, which may involve approving substantial one-time payments, inappropriate and unjustified use of discretion, or consistently poor pay-for-performance practices.

When discretion to alter the monetary outcome of total remuneration is applied, we expect the company to state:

•	The main reasons behind the decision leading to the use of discretion;

•	Whether their discretion policy applies to revising pay upwards as well as downwards; and

•	The elements of pay to which discretion may be applied.

We may choose to vote against the entire committee based on the practices or actions of its members, such as approving large one-off payments, the inappropriate use of discretion in determining variable remuneration, or sustained poor pay-for-performance practices.

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6. Termination

Setting severance payments for executive officers at reasonable levels is considered essential by Russell Investments. Generally, we will not support severance payments that exceed the upper limit of general market practice. All incentive awards should be time pro-rated and tested for performance, including in the event of an early termination due to a change in control. Severance payments should be limited to situations where the company terminates employment without cause, death, or disability. Remuneration committees should ensure that the company has a policy that caps or limits the amount of severance that can be paid.

We closely monitor golden parachutes and expect these plans to incorporate double trigger conditions.

7. Non-executive Director compensation policy

Russell Investments considers the structuring of non-executive compensation to be crucial for ensuring alignment with long-term shareholder interests while preserving director independence. We advocate for non-executive fees to be reasonably comparable to those within a company’s country and industry peers, taking into account the time commitment necessary for directors to fulfill their duties to shareholders satisfactorily. In line with these objectives, we do not support non-executive directors receiving performance-based compensation, retirement benefits, or excessive perks.

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H. Mutual fund proxies

Mutual funds, or investment companies, are structured differently from regular public companies (i.e., operating companies). Thus, we focus on a short list of requirements, although many of our guidelines remain the same.

Decisions regarding a fund’s structure or its relationship with its investment advisor or sub-advisors are typically entrusted to the management and the board members. However, exceptions arise in cases of severe misconduct or illegal activities that could jeopardise shareholder interests. Consequently, we place particular emphasis on the following key areas:

•	The terms of any amended advisory or sub-advisory agreement.

•	Assessing alterations in the fee structure paid to the investment advisor.

•	Evaluating any significant changes to the fund’s investment goals or strategies.

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I. Environmental and Social Issues

1. Say on climate

Russell Investments recognises climate change as one of the defining, global challenges of this generation and as a material investment issue that crosses regions and industries. Our policy is to research, measure, report and consider climate change risk and opportunities as an integral part of our investing practice, our active ownership, and our business operations.

At Russell Investments, we look to understand thoroughly the implications of climate change for investing, to research robust and thoughtful solutions, and to provide our clients with the information they need. To this end, for companies with material exposure to climate risk stemming from their own operations, we expect companies to provide a level of transparency required to better understand how they may be impacted by climate-related risks and opportunities, and how they have embedded climate change into their strategy. We also believe the boards of these companies should have explicit and clearly defined oversight responsibilities for climate-related issues. Therefore, in instances where we find either of these disclosures to be absent or significantly lacking, we may choose to vote against responsible directors.

Since 2019, we have been an official supporter of the Task Force on Climate-Related Financial Disclosure (TCFD), and, as such, we endorse the TCFD’s recommendations through which companies can provide more effective climate-related disclosures that promote more informed financial decision making.

When evaluating management-sponsored votes on climate plans and reports, we consider several factors on a case-by-case basis:

•

Governance of the vote - We look for companies to provide shareholders with context as to how they view the roles of the board and shareholders in executing their plans. We will also look closely at what the proposal is asking shareholders to approve. We may choose not to support the vote when the proposal shifts the responsibility of setting climate change strategy onto shareholders;

•	The company’s industry, size and peer comparison;

•	Assessment of the company’s greenhouse gas (GHG) emissions targets, ensuring reasonableness in light of its operations and risk profile.

•	Evaluation of the company’s stage in its climate reporting journey, considering whether they have a history of reporting and engaging with shareholders on climate risk; and

•	Our engagement activities and our subadvisors’ input.

For shareholder proposals related to climate change, in addition to this assessment we apply the approach summarised below.

2. Shareholder proposals

Management and the board typically hold the expertise and proximity needed to make strategy and policy decisions concerning environmental, social, and political issues. However, we may support shareholder proposals that highlight a company’s inadequate handling of an issue directly linked to shareholder value or risk mitigation. When evaluating such proposals, we consider several factors:

•	Inadequacies in current practices or disclosures impacting shareholder value or risk mitigation.

•	Addressing peer-relative deficiencies.

•	Avoiding duplicating existing practices.

•	Lack of commitment from the board to address concerns raised by proponents.

•	Relevance of the topic to the company’s sector and operations.

•	Avoiding excessive prescription in detailing strategy or operational decisions.

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For the topics outlined below, we also have taken into consideration the following:

Consumer issues

We generally vote against proposals requesting companies implement specific price restraints on its products or requiring that a company reformulate its products unless an egregious issue is identified.

Workplace safety, product safety, and toxic/hazardous materials

Recognising the significance of safety and its impact on reputation and shareholder value, we generally rely on management to assess risks but may consider supporting well-crafted proposals in cases of credible evidence of egregious behaviour or unresponsiveness to shareholder requests.

Tobacco

We generally do not support shareholder resolutions to cease the production of tobacco-related products, restrict the selling of products to tobacco companies, spin off tobacco related businesses, or prohibit investment in tobacco equities, unless supported by a strong investment case.

Equal opportunity

We will support proposals seeking to amend a company’s equal employment opportunity statement/diversity policies to prohibit discrimination based on sexual orientation and/or gender identity. Furthermore, we would be supportive of proposals to extend company benefits to domestic partners.

Environment

We may choose to support proposals requesting that a company report on the potential environmental damage that could result from company operations in a protected region. However, we assess on a case-by-case basis proposals relating to a company’s interaction with the environment, including the following scenarios:

•	Call for the reduction of greenhouse gas emissions.

•	Request that a company report on the safety and/or security risks associated with their operations and/or facilities.

•	Seek that a company adopt a comprehensive recycling strategy.

•	Request that a company invest in renewable energy resources.

Political issues

We will generally support proposals seeking increased disclosure of corporate lobbying or political contributions if:

•	Current disclosures are insufficient and/or significantly lagging peers.

•	The company faces significant risk as a result of its political activities.

•	There is no explicit board oversight or inadequate board oversight of such contributions.

•	The company is mismanaging corporate funds through lobbying or political contributions.

We will not support proposals requesting the company to publish in public media any political contributions.

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Labour, human rights, international oversight

We will generally support advocating for sufficient oversight of foreign operations to prevent unethical or illegal conduct, including but not limited to bribery, environmental exploitation, human rights violations, and money laundering.

Water issues

We support the adoption of policies and strategies that responsibly manage risks to the water supply, especially in areas affected by water scarcity. We believe it is important to weigh the merits of any proposed policy or disclosure in the context of a company’s operations and regulatory environment.

Pharmaceutical policy, pricing, and access

While we recognise the increased political and regulatory risks associated with pharmaceutical pricing and access, governments are ultimately the appropriate bodies to dictate national healthcare policies. Regarding healthcare-related proposals, we may choose to support the proposal if the proponents have clearly demonstrated that a company’s current practices present significant reputational or financial risk.

We believe that decisions regarding pricing structures of pharmaceuticals are best left to management and the board. As such, we generally vote against proposals requesting that companies adopt policies of price restraint on their branded pharmaceuticals.

In addition, if the proposal requests that the company adopt specific policies to encourage or constrain prescription drug re-importation, we vote against.

3. Environmental and social risk oversight

Insufficient oversight of critical environmental and social concerns can pose legal, financial, regulatory, and reputational risks that might adversely affect shareholder interests. Consequently, it’s crucial for companies to ensure their boards exercise clear oversight of these material risks, including those of an environmental or social nature. In cases where the governance chair of a company fails to provide explicit disclosure regarding the board’s role in overseeing these issues, Russell Investments may opt not to support them.

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J. Appendix

1. Active Ownership Committee

Our Active Ownership Committee manages a globally consistent and rigorous approach to proxy voting and engagement activities. Supporting the Committee, the Active Ownership Team oversees our proxy voting policies, procedures, guidelines and voting decisions, whilst continuing to develop our processes to meet evolving client needs and expectations. The Active Ownership Committee is made up of experienced Russell Investments professionals from a variety of roles, including portfolio management, manager research and investment strategy.

The Active Ownership Committee meets regularly to review and propose adjustments that ensure our proxy voting policy and guidelines are aligned with current best practices.

2. Referred items

The Committee reviews those proposals that require more scrutiny and a non-prescriptive approach, and any proposals that are not specifically addressed in the guidelines. At Russell Investments, we believe good stewardship requires careful consideration of each proposal on its individual merits.

To this end, the Committee evaluates each proposal considering the following factors:

•	Our internal proxy analyst research,

•	External research from our proxy administrator,

•	External research from Sustainalytics,

•	Input from our sub-advisers on voting and engagement,

•	Input from the Active Ownership Team when a Russell Investments-led engagement has been previously conducted.

3. Stock lending

As a fiduciary, Russell Investments maintains the voting rights for all holdings. We do not delegate voting to any of our sub-advisers, though in some cases we may reach out to a sub-adviser for additional information regarding specific proxy votes. Our proxy administrator, Glass Lewis, is responsible for managing the proxy ballots that Russell Investments receives based on our holdings, and all of these ballots are in turn monitored by Russell Investments’ internal proxy coordinator using Glass Lewis’ online Viewpoint platform. The proxy coordinator is responsible for ensuring that all of Russell Investments’ voting rights are exercised and conducts a quarterly review of accounts which should have voting rights against the accounts on record with Glass Lewis.

Our policy on securities lending as it applies to proxy voting ensures that we exercise full voting rights on behalf of our clients. Glass Lewis currently produces a weekly report of shares with upcoming proxy votes that meet pre-determined criteria for potential restriction and/or recall. We restrict these securities (either 15 business days out from the record date, or as soon as we are notified, whichever comes first) from being loaned before their record date, recalling any loans as necessary. The restriction is lifted one business day after the record date.

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4. Proxy voting conflict of interest procedures

Where Russell Investments maintains the voting rights for underlying securities, it appoints a proxy administrator that acts within the guidelines set out in Russell Investments Proxy Voting Policy. Our proxy voting policies and procedures are designed to ensure that those proxy voting decisions; (i) are made in accordance with the best interests of clients; and (ii) enable the Active Ownership Committee to resolve any material conflicts of interest relating to voting and engagement.

Proxy Voting Guidelines are constructed to be aligned with international good practices and standards, in order to protect shareholders’ rights. The Guidelines are applied to all votable proxy items, without exception, for issuers that currently have, or recently had, an existing relationship with Russell Investments, as either a client or vendor.

For any votes referred to the Active Ownership Committee, potential conflicts of interest are mitigated by (i) the committee structure itself, which requires a quorum for a final vote, and (ii) all votes submitted by committee members requiring a certification attesting that the voting member has no knowledge of any potential conflicts of interest between the client, Russell Investments and its affiliates, as well as no personal material conflicts (such as personal stock ownership).

5. Proxy voting reporting

Russell Investments proxy voting records are publicly available on our website here. We do not publish vote rationales beyond those described in our custom Proxy Voting Guidelines. We also publish an annual Investment Stewardship Report that summarises our proxy voting and engagement activity.

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Where to next?

Contact the Active Ownership Team at activeownership@russellinvestments.com

About Russell Investments

Russell Investments is a leading global investment solutions partner providing a wide range of investment capabilities to institutional investors, financial intermediaries, and individual investors around the world. Since 1936, Russell Investments has been building a legacy of continuous innovation to deliver exceptional value to clients, working every day to improve people’s financial security. Headquartered in Seattle, Washington, Russell Investments has offices worldwide, including: Dubai, London, Mumbai, New York, Paris, Shanghai, Sydney, Tokyo, and Toronto.

IMPORTANT INFORMATION

This publication is intended for information purposes only and does not constitute investment advice or an offer or solicitation to purchase or sell any securities, funds, strategies or engage in investment activity.

Any statements of opinion expressed within this publication are those of Russell Investments and are current at the time of issue. The information and opinion given in this publication is given in good faith. All opinions expressed are subject to change at any time. Russell Investments nor any of its staff accepts liability with respect to the information or opinions contained in this publication.

In EMEA this content is suitable for Professional Clients Only.

Copyright © 1995-2026 Russell Investments Group, LLC. All rights reserved.

PROXY VOTING POLICIES AND GUIDELINES / 23

Russell Investments

ENGAGEMENT POLICY

2026

Invest without boundaries™

ENGAGEMENT POLICY 2026

Contents

Approach to engagement	3

Engagement in practice	4

Russell Investments direct	4

Sub-adviser partnership	5

Sustainalytics direct	5

Engagement selection	6

Policy advocacy and collaborations	6

Engagement focus areas	8

Engagement tracking and escalation	9

Categorisation of engagement activity	9

Annual review of engagements	9

Avenues of escalation	10

Conflict of interests	11

Conclusion	11

ENGAGEMENT POLICY / 2

At Russell Investments, being an active owner is an important component of our investment responsibilities. As part of our stewardship approach, we actively engage with companies on issues that are financially material to long-term risk-adjusted returns, including board oversight, capital allocation, executive incentives, and sustainability-related risks that may affect cash flow, asset values, or cost of capital. Through structured and ongoing dialogue, we deepen our understanding of company-specific risks and opportunities and seek to influence practices that support durable value creation, effective risk management, and the protection of shareholder value, in the best interests of our clients as end beneficiaries.

Our engagement efforts are coordinated by our Active Ownership Team and overseen by Russell Investments’ Active Ownership Committee, which is comprised of senior investors with diverse asset-class and regional expertise. This governance framework ensures that stewardship activity is integrated within the investment process, appropriately prioritised, and aligned with client objectives and fiduciary duties.

We adopt a fully integrated approach, drawing on insights from our global investment teams and leveraging the scale and reach of our multi-asset and multi-manager platform. Our relationships, with sub-adviser partners are a critical input to this process, providing issuer-level insight, industry expertise, and ongoing feedback on engagement effectiveness. These relationships enhance our ability to assess material risks, coordinate engagement where appropriate, and ensure that stewardship insights inform investment oversight and decision-making.

Approach to engagement

Ongoing dialogue with companies is a core component of our investment stewardship and active ownership approach strategy. Our engagement activities are focused on addressing risks and opportunities relevant to investment performance and on encouraging corporate practices that support long-term value creation, effective risk management, and sustainable business performance. We seek to build constructive, long-term relationships with issuers where engagement has the potential to influence outcomes that are relevant to portfolio risk, return, or capital allocation decisions.

Our business model and service capabilities enable a multi-channel approach to stewardship. This include direct engagement with issuers, collaboration with sub-adviser partners, and participation in thematic engagements through our partnership with Sustainalytics, a leading independent sustainability, social, and corporate governance data and research firm. These channels allow us to access issuer-specific insight, sector expertise, and comparative analysis to support well-informed engagement on material issues.

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Source: Russell Investments, for illustrative purposes only.

Taken together, these channels provide a flexible and robust framework for engagement. We deploy them selectively, choosing the approach that offers the most effective access to the issuer, the appropriate level of subject-matter expertise, and the greatest potential to achieve a meaningful outcome. Across all channels, direct dialogue with corporate issuers remains the primary mechanism for progressing engagement objectives.

Engagement in practice

Russell Investments direct

A strong stewardship programme prioritises activities which offer the greatest potential to enhance returns or mitigate downside risk. In this context, Russell Investments directly engages with portfolio companies as a fundamental part of our investment stewardship and active ownership approach process. We proactively initiate dialogue to address financially material issues, while responding to controversies that pose significant financial and reputational risks.

Internally led, direct company engagements are typically initiated by two key methods:

•

Risk-based selection of portfolio companies identified as presenting heightened financial or sustainability-related risks, using a range of internal analysis and third-party data sources, as further described in the engagement selection criteria below.

•

Proxy voting activity, where engagement may take place in advance of a general meeting, or where a vote against management prompts follow-up dialogue. Some voting decisions are determined by our custom voting guidelines, while others are referred to the Active Ownership Committee for case-by-case review. Additional detail on referred items and manual voting decisions is provided in the proxy voting section

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Sub-adviser partnership

As a multi-asset manager of managers, Russell Investments leverages its sub-advisers’ relationships to support an informed and integrated approach to active ownership. Sub-advisers are appointed to fulfill targeted, value-enhancing roles in our portfolios, and their regular interaction with investee companies provides issuer-level insight that informs both engagement prioritisation and voting decisions.

We consider sub-adviser input to be a strategically important component of our stewardship framework. Portfolio managers and the Active Ownership Team seek input from our sub-adviser partners when identifying engagement priorities, helping to validate the financial relevance of issues and to refine engagement objectives. In consultation with our sub-adviser partners, we assess whether joint outreach or separate yet aligned efforts would be more effective. Opportunities identified by our sub-advisers might result in partnered engagement efforts, Russell direct engagements with sub-adviser input, or reinforce engagement efforts that are already underway.

Sustainalytics direct

Russell Investments partners with Sustainalytics to support thematic, collaborative engagements where collective investor participation can enhance access to issuers and support dialogue on financially material risks and opportunities. Sustainalytics’ engagement programmes provide a structured framework for engagement with a defined set of companies, enabling sustained dialogue on issues relevant to long-term value creation.

Russell Investments selects engagement themes that align with our engagement focus areas and investment priorities, leveraging Sustainalytics’ sector expertise, research capabilities, and issuer access to support effective engagement. Our investment professionals actively participate in engagement calls across all selected themes, ensuring that discussions are informed by investment context and integrated with our broader stewardship and investment oversight activities.

Participation in Sustainalytics engagement themes

Russell Investments participates in five Sustainalytics engagement themes, each typically covering between 30 and 100 companies. We retain the ability to influence company selection within these themes and to actively participate in engagements where we assess there is sufficient relevance, exposure, or potential to contribute to improved investment outcomes.

Source: Russell Investments, for illustrative purposes only.

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Engagement selection

Russell Investments identifies engagement target companies through a systematic process applied across all holdings. Engagement activity is prioritised on issues that are financially material to investment outcomes, taking into account the potential impact on company valuation, downside risk, or long-term return prospects. Our efforts are centered on defined engagement focus areas, outlined below, which represent material risks and opportunities across regions, sectors, and asset classes.

In addition to these focus areas, the following criteria are considered when selecting engagement targets:

•	Portfolio exposure and ownership considerations, including Russell Investments’ ownership stake as a percentage of shares outstanding and/or the weight of exposure at the fund or portfolio level.

•	Proxy voting history and issuer responsiveness, including prior voting outcomes and management’s willingness to engage constructively with shareholder concerns.

•

Sustainability and governance risk analysis, drawing on internal assessment and third-party research, with an emphasis on sub-industry peer comparison, controversy analysis, and indicators of elevated financial or operational risk.

•	Independent proxy research, including analysis provided by Glass Lewis.

•	Insights from prior engagement activity, including progress against objectives and issuer responsiveness.

•	Input from sub-adviser partners, highlighting issuer-specific risks, opportunities, or engagement priorities based on their investment analysis and ongoing dialogue with companies.

•	Client and fund-level sustainability objectives, where relevant, to ensure engagement activity remains aligned with mandate-specific requirements.

Internally led company engagements are frequently initiated on the back of voting activity, particularly votes that have been referred to the Active Ownership Committee for internal analysis and debate. Such referrals arise when a proposals fall outside the scope of our custom voting guidelines or raise complex or financially material governance or sustainability considerations requiring case-by-case assessment.

Engagement targets and objectives are developed with input from portfolio management teams and are subject to oversight and approval by Russell Investments’ Investment Strategy Committee, ensuring alignment with investment priorities, fiduciary responsibilities, and client objectives.

Policy advocacy and collaborations

Russell Investments participates in policy advocacy and industry collaborations where we assess that such engagement can support well-functioning financial markets, effective investor protections, and the management of market-wide and systemic risks that may affect long-term investment outcomes. Our participation is intended to complement company-level engagement by addressing issues that cannot be effectively resolved through issuer dialogue alone, including disclosure standards, regulatory frameworks, and market practices.

We engage selectively with industry bodies, regulators, and investor initiatives to improve the quality, consistency, and decision-usefulness of information available to investors, and to contribute to the development of governance and market standards that support efficient capital allocation. Insights gained through these forums inform our stewardship priorities, engagement objectives, and investment oversight activities.

Russell Investments is a long-standing signatory to the Principles for Responsible Investment (PRI). Our participation reflects alignment with broadly accepted stewardship principles, including collaborative engagement where appropriate, but our involvement in industry initiatives is guided primarily by investment relevance and fiduciary considerations, rather than affiliation alone.

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In addition to PRI, Russell Investments participates in a range of industry organisations and initiatives relevant to our stewardship and investment activities, including:

•	Institutional Investors Group on Climate Change (IIGCC)

•	Responsible Investment Association Australasia (RIAA)

•	Carbon Disclosure Project (CDP)

•	Investment Association (IA)

•	Investment Company Institute (ICI)

•	Securities Industry and Financial Markets Association (SIFMA)

•	The Net Zero Asset Managers Initiative (NZAMI)

•	Transition Pathway Initiative (TPI)

•	Investors Against Slavery and Trafficking (IAST) APAC

•	Investment Consultants Sustainability Working Group - ICSWG (US)

•	Sustainable Trading

•	Department of Labor (DOL)

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Engagement focus areas

At Russell Investments, engagement activity is prioritised where it has the greatest potential to enhance return potential or mitigate downside risk. The Active Ownership Team focuses on financially material issues that may affect long-term investment outcomes, considered across environmental, social, and governance dimensions where relevant.

While many issues may be of shareholder interest, defining clear engagement focus areas supports disciplined prioritisation, accountability, and the delivery of measurable outcomes aligned with long-term shareholder value.

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Engagement tracking and escalation

Categorisation of engagement activity

Engagement is recognised as a long-term investment tool, and outcomes are not always linear. To ensure discipline and accountability, Russell Investments tracks each engagement against defined objectives, including the relevant focus area, intended outcome, and a peer-relative assessment. Each objective is evaluated against appropriate industry peers to assess whether an issuer is performing below peers, in line with peers, or ahead of peers.

Progress is monitored over time and used to inform decisions on whether an engagement should continue, escalate, or be concluded. Engagements remain ongoing where progress is assessed as achievable, ranging from initial dialogue through to evidence of implementation. While timelines vary by issue and issuer, we seek to resolve most engagement objectives within a three-year period, taking into account the nature of the risk and the company’s responsiveness.

Source: Russell Investments, for illustrative purposes only.

Annual review of engagements

The Active Ownership Team reviews engagement activity and outcomes on a regular basis to determine whether an engagement should be resolved, escalated, or concluded. Where companies fail to engage constructively or demonstrate insufficient progress toward agreed objectives, we assess whether escalation is warranted or whether the issuer should be placed on a monitoring watchlist subject to enhanced scrutiny.

A withdrawn engagement refers to an engagement that is discontinued prior to resolution, typically due to changes in portfolio exposure, corporate actions, or other strategic considerations that make continued engagement no longer appropriate.

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Avenues of escalation

Russell Investments has a range of escalation tools available where engagement objectives are not met. These may include enhanced dialogue with sub-advisers and other investors, coordinated or collaborative engagement, formal written communication of concerns, and voting against management on relevant proposals where appropriate.

The use of more assertive actions—such as public statements, shareholder resolutions, director nominations, or legal action—is uncommon. However, we recognise that stewardship practices continue to evolve and we retain flexibility to adapt our approach over time, taking into account the effectiveness of prior engagement and client expectations.

As a manager-of-managers, Russell Investments does not make direct investment or divestment decisions on behalf of sub-adviser partners. We generally consider continued engagement to be a more effective mechanism than divestment or exclusion where risks are potentially remediable. Accordingly, divestment is not a primary escalation tool and is assessed only where consistent with mandate requirements and investment considerations.

Escalation actions are considered on a case-by-case basis, informed by the nature of the risk, issuer responsiveness, portfolio exposure, and the potential impact on investment outcomes over time. No single escalation pathway is applied sequentially or by default.

Source: Russell Investments, for illustrative purposes only.

ENGAGEMENT POLICY / 10

Conflict of interests

At Russell Investments, we maintain a governance framework that is designed to ensure a coordinated and consistent approach to the management of conflicts of interests across all regions in which it operates. Good stewardship and behaving with non-negotiable integrity are at the heart of Russell Investments’ values.

The Russell Investments Conflicts of Interest Policy disclosures detail the circumstances that may give rise to conflicts of interest in the operation of its business, the supplemental policies, as well as the procedures that are in place to manage all potential or actual conflicts of interest in the best interests of its clients. This policy has a direct link to ensuring effective stewardship of our clients’ assets.

Our disclosures in respect to our Conflicts of Interest Policy are available here and are made available to all of our clients.

Conclusion

As fiduciaries of our clients’ assets, Russell Investments views engagement as a core component of effective stewardship and active ownership. Our approach is grounded in the belief that well-governed, resilient, and transparent business practices support long-term investment performance. Through disciplined engagement, clear prioritisation, and ongoing oversight, we seek to mitigate material risks, encourage improvement where it can enhance investment outcomes, and support the long-term creation and preservation of shareholder value for our clients.

ENGAGEMENT POLICY / 11

Where to next?

Contact the Active Ownership Team at activeownership@russellinvestments.com

About Russell Investments

Russell Investments is a leading global investment solutions partner providing a wide range of investment capabilities to institutional investors, financial intermediaries, and individual investors around the world. Since 1936, Russell Investments has been building a legacy of continuous innovation to deliver exceptional value to clients, working every day to improve people’s financial security. Headquartered in Seattle, Washington, Russell Investments has offices worldwide, including: Dubai, London, Mumbai, New York, Paris, Shanghai, Sydney, Tokyo, and Toronto.

For Professional Use Only

This publication is intended for information purposes only and does not constitute investment advice or an offer or solicitation to purchase or sell any securities, funds, strategies or engage in investment activity.

Any statements of opinion expressed within this publication are those of Russell Investments and are current at the time of issue. The information and opinion given in this publication is given in good faith. All opinions expressed are subject to change at any time. Russell Investments nor any of its staff accepts liability with respect to the information or opinions contained in this publication.

In EMEA this content is suitable for Professional Clients Only.

Copyright © 1995-2025 Russell Investments Group, LLC. All rights reserved.

ENGAGEMENT POLICY / 12